1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

March 4, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3010
Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:                             Dipexium Pharmaceuticals, LLC

Amendment No. 1 to Registration Statement on Form S-l

File No. 333-193780

Dear Mr. Riedler:

On behalf of Dipexium Pharmaceuticals, LLC, a Delaware limited liability company (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s response to a comment letter received from the Staff on February 27, 2014, relating to Amendment No. 1 the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission via EDGAR on February 24, 2014.  For the Staff’s convenience, the Staff’s comments are listed below in bold-faced type followed by the Company’s response.

Dilution, page 41

1.                                      Please refer to your revised disclosures in response to prior comment 4. The pro forma net tangible book value per share amount, that give effect to the warrant exchange, is the same as the pro forma per share amount that give further effect to the corporate conversion. Please revise to compute the pro forma net tangible book value per share that gives effect to the warrant exchange separate based on the pro forma membership interests or consider disclosing only one pro forma net tangible book value per share amount that give effect to both transactions.

In accordance with the Staff’s comment and our discussions with the Staff, we plan to revise page 41 of the prospectus contained within the Registration Statement to eliminate the pro forma presentation giving effect to the warrant exchange and to consolidate such data with the pro forma presentation giving effect to the corporate conversion.  Accordingly, page 41 will be revised to disclose only one pro forma net tangible book value per share amount that gives effect to both the warrant exchange and the corporate conversion.  Such revised page 41 is attached as Exhibit A to this letter for the Staff’s review.

Financial Statements

Notes to Financial Statements

Note 14 — Subsequent Events, page F-15

2.                                      Please refer to your revised disclosure in response to prior comment 7. Please explain to us how the 23,719 Class A Membership Interests issued in exchange for the warrants was calculated using an intrinsic value of the warrants at $2.93, on an as converted basis, a seven-to-one conversion ratio and an estimated offering price of $11.50 per share. Also, it appears that this exchange should be recorded in members’ equity. Please refer us to the authoritative accounting literature that supports your disclosure that the exchange resulted in no impact to the financial statements.

We plan to revise page F-15 of the prospectus contained within the Registration Statement in accordance with the Staff’s comment to disclose the accounting treatment of the warrant exchange as, effectively, a cashless exercise.  We have included such revised page in Exhibit A to this letter for the Staff’s review.

* * * *

We thank the Staff in advance for its consideration of the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact me at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:                                Dipexium Pharmaceuticals, LLC

Ivan K. Blumenthal, Esq.

EXHIBIT A

Dilution

If you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $13.00 per share (the mid-point of the range appearing on the front cover of this prospectus) and the as adjusted net tangible book value per share of our common stock immediately upon the consummation of this offering.

~~On a pro forma basis, after giving effect to the exchange of 89,900 outstanding warrants into an aggregate of 23,719 Class A membership interests in February 2014, our net tangible book value as of December 31, 2013 was approximately $3.1 million, or approximately $0.57 per share.  Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2013.~~

On a pro forma basis, after giving ~~further~~ effect to the exchange of 89,900 outstanding warrants into an aggregate of 23,719 Class A membership interests in February 2014 and the effect of our corporate conversion from a limited liability company to a corporation ~~and~~resulting in the conversion of 767,911 Class A membership interests issued and outstanding immediately prior to the conversion into an aggregate of 5,375,377 shares of our common stock, our net tangible book value as of December 31, 2013 was approximately $3.1 million, or approximately $0.57 per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2013.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 2,307,693 shares of common stock in this offering at an assumed public offering price of $13.00 per share, and after deducting underwriters’ commissions and estimated offering expenses, our as adjusted net tangible book value as of December 31, 2013 would have been $30.3 million, or $3.94 per share. This represents an immediate increase in net tangible book value of $3.37 per share to existing stockholders and an immediate dilution in net tangible book value of $9.06 per share to purchasers of shares in this offering, as illustrated in the following table:

Assumed public offering price per share	$13.00
Net tangible book value per share as of December 31, 2013, after giving effect to the warrant exchange in February ~~2014$0.57 Net tangible book value per share as of December 31, 2013, after giving furthereffect to~~2014 and our corporate conversion	$0.57
Increase in net tangible book value per share attributable to new investors	$3.37
Adjusted net tangible book value per share as of December 31, 2013, after giving effect to the offering	$3.94
Dilution per share to new investors in the offering	$9.06

The above discussion and tables do not include the following:

• 70,000 shares of common stock issuable to members of our board of directors which are currently unvested and, in each case, vest over a period of time for service on the board of directors;

• 34,300 shares of common stock issuable upon conversion of warrants issued to investors in prior financings, in each case, with a conversion price equal to $8.57 per share; or

• 1,536,614 shares of our common stock (which is equal to 20% of our issued and outstanding common stock immediately after the consummation of this offering) reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective as of the closing of this offering.

The above discussion and tables assume that our 767,911 Class A membership interests currently outstanding are converted into 5,375,377 shares of common stock following the conversion of Dipexium Pharmaceuticals, LLC into Dipexium Pharmaceuticals, Inc.

DIPEXIUM PHARMACEUTICALS, LLC

(A Development Stage Company)

Notes to Financial Statements (Continued)

NOTE 14 — SUBSEQUENT EVENTS

In January 2014, the Company entered into a Product Development Agreement with RRD International, LLC (‘‘RRD’’) with an initial estimated contract value of $1.9 million. Pursuant to the agreement, RRD will provide the Company with certain strategic product development services including the development, planning and execution of a fully integrated product development strategy and implementation of that strategy either directly or with third party vendors ~~during the term of the agreement which is~~. For services to be rendered in calendar year ~~2014. The~~2014, the Company has agreed to compensate RRD for an estimated $380,000 of the services rendered in January and February 2014 in Class A Membership Interests, with the balance to be paid in cash as services are performed. Accordingly, the Company will issue approximately 7,600 Class A Membership Interests ($50 per Class A Membership Interest based on the most recent private placement) in the first quarter of 2014. Terms of services to be provided after 2014, if any, will be negotiated at a later date. The Company will recognize the costs incurred in connection with this agreement as research and development expenses as services are rendered.

In order to simplify the Company’s capital structure in advance of the initial public offering, in February 2014, the Company issued an aggregate of 23,719 Class A Membership Interests to investors in its prior financings in exchange for ~~the redemption of~~89,900 outstanding warrants ~~to purchase an aggregate of 89,900~~with an exercise price of $60 per Class A Membership ~~Interests. The~~Interest or $8.57 on a 7 to 1 as converted basis. The exchange was effectively a cashless exercise in which 23,719 Class A Membership Interests issued ~~in exchange for the warrants, which were originally exercisable at $60 per Class A membership interest,~~ were calculated using an implied intrinsic value of the warrants at $2.93 per share~~,~~ on ~~an~~a 7 to 1 as converted basis~~, a seven-to-one conversion ratio~~ and an estimated issuance price of $11.50 per share. As the warrants and membership interests are both classified as equity instruments, the ~~exchange~~warrant exercise resulted in ~~no impact to the financial statements~~an immaterial reclassification within members’ equity.

The Company has evaluated subsequent events through February 5, 2014, the date the financial statements were available to be issued.

F-15